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                             December 15, 2021

       Oleksandr Gordieiev
       Chief Executive Officer and Chief Financial Offier
       BOTS, INC.
       1064 Ane Ponce De Leon, Sutie 200
       San Juan, Puerto Rico

                                                        Re: BOTS, INC.
                                                            Form 10-K For the
Year Ended April 30, 2021
                                                            Filed November 15,
2021
                                                            File No. 000-55986

       Dear Mr. Gordieiev:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K For the Year Ended April 30, 2021

       Index to Financial Statements, page F-1

   1. Please amend your filing to include audited financial statements pursuant to Article 3 of
                                                        Regulation S-X.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Oleksandr Gordieiev
BOTS, INC.
December 15, 2021
Page 2

       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.



FirstName LastNameOleksandr Gordieiev                  Sincerely,
Comapany NameBOTS, INC.
                                                       Division of Corporation
Finance
December 15, 2021 Page 2                               Office of Manufacturing
FirstName LastName